SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
             -----------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                           LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                         -----------------------------
                                  BOB FARAHI
                  VIRGINIA SPRINGS LIMITED LIABILITY COMPANY
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                   Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                  SUITE 2100
                            CHICAGO, ILLINOIS 60601
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                           CALCULATION OF FILING FEE
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    Transaction Valuation*  $2,660,000          Amount of Filing Fee  $532
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     * For purposes of calculating the fee only. This amount assumes the purchase of 28,000 units of limited partnership interest of the subject partnership for $95 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $532
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Form or Registration No.: Schedule TO
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Filing Party: Virginia Springs Limited Liability Company
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Date Filed:  March 29, 2002, April 24, 2002 and June 14, 2002
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This Amendment No. 3 amends the Tender Offer Statement filed on March 29, 2002 on Schedule TO, as amended by Amendment No. 1 filed on April 24, 2002 and Amendment No. 2 filed on June 14, 2002, of Virginia Springs Limited Liability Company (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2, L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 29, 2002 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time (which together constitute the "Offer"). The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 is hereby amended by the following:

     The termination date has been extended to August 14, 2002, unless further extended.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 is hereby amended to add the following:

     The information set forth in the Supplement to Offer to Purchase and the letter to limited partners attached hereto as Exhibits (a)(8) and (a)(9) is incorporated by reference herein.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended by adding the following, which are attached as
Exhibits:


                                     -2-
     (a)(8) Supplement to Offer to Purchase, dated July 10, 2002.

     (a)(9) Cover Letter, dated July 10, 2002, from the Purchaser to Limited Partners.


SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        VIRGINIA SPRINGS LIMITED LIABILITY COMPANY


                        By  /s/ Ben Farahi
                        ------------------
                                Ben Farahi
                                Manager

                        By  /s/ Bob Farahi
                        ------------------
                                Bob Farahi
                                Manager

Dated:  July 10, 2002


Exhibit Index

Exhibit No.

     (a)(8) Supplement to Offer to Purchase, dated July 10, 2002.

     (a)(9) Cover Letter, dated July 10, 2002, from the Purchaser to Limited Partners.





















                                     -3-
Exhibit (a)(8)


SUPPLEMENT TO OFFER TO PURCHASE


VIRGINIA SPRINGS LIMITED LIABILITY COMPANY IS OFFERING TO PURCHASE UP TO 28,000 UNITS OF LIMITED PARTNERSHIP INTEREST IN RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P., A DELAWARE LIMITED PARTNERSHIP, FOR $95.00 PER UNIT IN CASH.


     We will purchase up to 28,000 (approximately 15%) of the outstanding units of limited partnership interest in your partnership. If more units are tendered to us, we will accept units on a pro rata basis according to the number of units tendered by each person. Our offer is not subject to any minimum number of units being tendered.

     SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THE OFFER TO PURCHASE DATED MARCH 29, 2002, FOR A DESCRIPTION OF RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE OFFER.

     In addition to the information set forth in the Offer to Purchase, we ask that you consider that our office price of $95.00 per unit is less than the estimated liquidation value of your partnership as of December 31, 2001. In addition, should you tender your units to us you will have no right to any of the proceeds of the litigation settlement described in the Offer to Purchase. However, by tendering now you obtain liquidity and avoid any further delay in the settlement process described in the Offer to Purchase. For further information regarding the pending litigation see the section of the Offer to Purchase entitled "Section 9. Certain Information Concerning Your Partnership -
 Litigation."

     Should this tender offer be fully subscribed, we, along with our affiliates, will control a majority of the outstanding units and, therefore, will be in a position to influence the outcome of all voting decisions with respect to your partnership, including decisions on the removal of your general partner, amendments to the partnership's limited partnership agreement, the sale of the partnership's assets and the liquidation of your partnership.

     Please be advised that we will pay for the units tendered to us within five days after the earlier of the date we receive your completed tender documents or the expiration date of this tender offer.

     In all other respects, such section of the Offer to Purchase, as amended on April 24, 2002 and June 14, 2002, remains as drafted.

     We have extended the expiration date of the offer to August 14, 2002, 12:00 p.m. midnight, New York City time, unless further extended. If you desire to accept the offer and have not yet completed Letter of Transmittal previously sent to you, please complete the enclosed Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary.



                                     -4-
The Depositary for the Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail:

  American Stock Transfer & Trust Company
  59 Maiden Lane
  New York, NY 10038
  Attn: Reorg. Department - RAM 2

By Overnight Courier or Hand:

  American Stock Transfer & Trust Company
  6201 15th Avenue
  Brooklyn, New York 11219
  Attn:  Reorg. Department - RAM 2

By Facsimile:

  (718) 234-5001

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent.

     The Information Agent for the Offer is:

     MacKenzie Partners, Inc.
     105 Madison Avenue
     New York, New York 10016

     800-322-2885
     212-929-5500






















                                     -5-
Exhibit (a)(9)

VIRGINIA SPRINGS LIMITED LIABILITY COMPANY

VIRGINIA SPRINGS LIMITED LIABILITY COMPANY HAS
EXTENDED ITS OFFER TO PURCHASE
UNITS OF LIMITED PARTNERSHIP INTEREST OF
RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

New Termination Date of August 14, 2002.

     We are offering to acquire up to 28,000 Units at $95 per unit (the "Offer"). The Offer is not subject to any minimum number of Units being tendered. The expiration date of the Offer is being extended to August 14, 2002, 12:00 midnight, New York City time, unless extended.

     YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (which typically range between $250 and 400). If you have completed the documents to tender your Units to Virginia Springs and have not withdrawn such tender, we will pay you within five days after the earlier of the date we receive your completed tender documents or the expiration date of the tender offer. If you have tendered your Units and been paid, you no longer have withdrawal rights.

     Please refer to our Offer to Purchase dated March 29, 2002, as amended on April 24, 2002 and June 14, 2002, for additional information about the Offer.

     If you would like to tender your Units to be purchased by us for $95 per Unit, and have not yet completed a Letter of Transmittal and delivered it to American Stock Transfer and Trust Company (the "Depositary"), please complete and deliver the white Letter of Transmittal to the Depositary at the address listed thereon in the envelope provided. If you completed and delivered a Letter of Transmittal to the Depositary and have not withdrawn such tender, you do not need to complete any other documents for your Units to be tendered to Virginia Springs. A completed Letter of Transmittal shall be sufficient to tender your units for purchase by Virginia Springs at $95 per Unit.

     If you have any questions or need assistance, please call MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.

The Offer expires on (unless further extended) August 14, 2002.


Virginia Springs Limited Liability Company

July 10, 2002












                                     -6-